# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CYPHERPUNK TECHNOLOGIES INC., CIK 0001509745
CUSIP: 52187K200
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 47 Thorndike Street, Suite B1-1, Cambridge, Massachusetts (MA), 02141
Date of event which requires filing of this statement: 08/17/2026
Amends the filing with accession number 0002085726-25-000004
Filed by CIK 0002085726
Persons authorized to receive notices and communications: William McEvoy, Winklevoss Treasury Investments, LLC, 301 N Market Street Suite 1463, Wilmington, Delaware (DE), 19801, 646-751-4444

## Reporting persons
- Winklevoss Capital Fund, LLC (CIK 0002085726): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 24,854,613; sole dispositive power 0; shared dispositive power 24,854,613; aggregate amount beneficially owned 24,854,613 (19.9% of the class)
- Winklevoss Treasury Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 24,854,613; sole dispositive power 0; shared dispositive power 24,854,613; aggregate amount beneficially owned 24,854,613 (19.9% of the class)
- Winklevoss Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 24,854,613; sole dispositive power 0; shared dispositive power 24,854,613; aggregate amount beneficially owned 24,854,613 (19.9% of the class)
- Tyler Howard Winklevoss: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 24,854,613; sole dispositive power 0; shared dispositive power 24,854,613; aggregate amount beneficially owned 24,854,613 (19.9% of the class)
- Cameron Howard Winklevoss: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 24,854,613; sole dispositive power 0; shared dispositive power 24,854,613; aggregate amount beneficially owned 24,854,613 (19.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: CYPHERPUNK TECHNOLOGIES INC.
Address of issuer's principal executive offices: 47 Thorndike Street, Suite B1-1, Cambridge, Massachusetts (MA), 02141
Comment: This Amendment No. 2 (this "Amendment No. 2" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 16, 2025 and amended on November 21, 2025 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

Pre-Funded Warrant Exercise

On August 17, 2026, WTI exercised Pre-Funded Warrants to purchase an aggregate of 16,570,852 shares of the Issuer's Common Stock for $0.001 a share. The exercise was for cash and was funded by working capital of WTI.

Asset Purchase Agreement and Pre-Funded Warrant

On August 17, 2026 (the "Closing Date"), the Issuer entered into an Asset Purchase Agreement (the "APA") with Moria Mining, LLC (the "Seller"), WTI (and together with Seller, the "Seller Parties"), and Cypherpunk Mining LLC, a wholly owned subsidiary of the Issuer (the "Buyer" and together with the Issuer, the "Buyer Parties") pursuant to which, the Buyer (i) purchased and acquired from the Seller certain assets and rights (collectively, the "Purchased Assets"), consisting solely of (a) the Mining Equipment (as defined in the APA), (b) the Hosting Agreements (as defined in the APA) and (c) the other assets, properties and rights described in Section 1.01 of the APA, at an aggregate purchase price of $33,333,333, payable in the form of a pre-funded warrant to purchase 43,290,042 shares (the "Warrant Shares") of the Issuer's Common Stock (the "APA Pre-Funded Warrant") issued to WTI at the Closing (as defined in the APA) and (ii) agreed to assume and pay, perform, fulfill and discharge all Liabilities (as defined in the APA) of Seller arising out of or relating to the Purchased Assets, on or after the Closing, other than the Excluded Liabilities (as defined in the APA) (the "Sale Transaction").

The exercise price of the APA Pre-Funded Warrant is equal to $0.001 per Warrant Share. The exercise price per share of the Pre-Funded Warrant and the number and kind of Warrant Shares issuable upon exercise of the APA Pre-Funded Warrant are subject to adjustment in the event of certain stock dividends, stock splits, stock combinations, or similar events affecting the Common Stock. Subject to certain limitations on the right to exercise the APA Pre-Funded Warrant that are set forth in the APA Pre-Funded Warrant and described in summary form below, the APA Pre-Funded Warrant is exercisable at any time after the date of issuance, either in cash or by means of a cashless exercise and will not expire until the date the APA Pre-Funded Warrant is fully exercised.

The APA Pre-Funded Warrant may not be exercised if the aggregate number of shares of Common Stock beneficially owned by the holder thereof (together with its affiliates) immediately following such exercise would exceed 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of Warrant Shares upon exercise of the APA Pre-Funded Warrant; provided, however, that a holder may increase or decrease the beneficial ownership limitation by giving notice to the Issuer (with 61 days' notice required for increases), but not to any percentage in excess of 19.99%. The Issuer will submit to its stockholders at its next annual meeting a proposal to approve, in accordance with applicable Nasdaq rules, the issuance of the Warrant Shares upon exercise of the APA Pre-Funded Warrant in excess of 5,377,442, which is approximately equal to 4.99% of the shares of Common Stock issued and outstanding immediately prior to the signing of the APA, and the removal of the other limitations on exercise set forth in the APA Pre-Funded Warrant (the "Stockholder Proposal"). The Issuer is obligated to use commercially reasonable efforts to obtain stockholder approval of the Stockholder Proposal at the next annual meeting of the Issuer's stockholders (the "Stockholder Meeting Deadline"). If, despite the Issuer's commercially reasonable best efforts, the Issuer is unable to obtain stockholder approval on or prior to the Stockholder Meeting Deadline, the Issuer is required to use commercially reasonable efforts to promptly obtain approval of the Stockholder Proposal, including by seeking such approval at the next-occurring annual meeting of the Issuer's stockholders until the Stockholder Proposal is approved. In addition, WTI is required to participate and vote all voting securities of the Issuer held by it, or over which it exercises voting power (other than any Warrant Shares which are not entitled to vote on the Stockholder Proposal pursuant to Section 2(f) of the APA Pre-Funded Warrant and applicable Nasdaq Listing Rules), to approve the Stockholder Proposal.

The APA contains representations, warranties, covenants and indemnification provisions of each of the Seller Parties and the Buyer Parties that are customary for transactions similar to the Sale Transaction.

The foregoing description of the APA and the APA Pre-Funded Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of the APA and the APA Pre-Funded Warrant, copies of which are filed as Exhibit 99.2 and Exhibit 99.3, respectively, hereto and incorporated by reference herein.

First Amendment to the Registration Rights Agreement

On August 17, 2026, the Issuer and the holders of a majority of the Registrable Securities then subject to the Registration Rights Agreement, including WTI, entered into a first amendment to the Registration Rights Agreement (the "First RRA Amendment"). Pursuant to the First RRA Amendment, in connection with the issuance of the APA Pre-Funded Warrant, the parties agreed to, among other things, amend the definition of "Registrable Securities" to include all shares of Common Stock and any Common Stock issued or issuable upon the exercise or conversion of any other securities (whether equity, debt or otherwise) of the Issuer currently owned or hereafter acquired by WTI on the terms set forth in the Registration Rights Agreement as amended by the First RRA Amendment.

The foregoing description of the First RRA Amendment does not purport to be complete and is qualified in its entirety by reference to the complete text of the First RRA Amendment, a copy of which is filed as Exhibit 99.4 hereto and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon the sum of (i) 107,764,382 shares of Common Stock outstanding as of August 10, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2026 and (ii) 16,570,852 shares of Common Stock issued to WTI upon the exercise of Pre-Funded Warrants as described herein.

WTI directly holds (i) 24,854,613 shares of Common Stock; (ii) Pre-Funded Warrants exercisable for up to 58,877,766 shares of Common Stock; (iii) APA Pre-Funded Warrants exercisable for up to 43,290,042 shares of Common Stock; and (iv) Common Warrants (together with the Pre-Funded Warrants and APA Pre-Funded Warrants, the "Warrants") exercisable for up to 57,182,378 shares of Common Stock. The foregoing securities are collectively referred to as the "Subject Shares." Each of the Pre-Funded Warrants, APA Pre-Funded Warrants and the Common Warrants is subject to a provision (the "Beneficial Ownership Limitation") which precludes exercise of the Warrants to the extent that, following exercise, WTI, together with its affiliates and other attribution parties, would own more than 19.99% of the common stock outstanding. WTI is currently prohibited from exercising the Pre-Funded Warrants, APA Pre-Funded Warrants and/or the Common Warrants by virtue of the Beneficial Ownership Limitation. Due to field limitations of the EDGAR filing system, the percentage listed in Row 13 of each of the cover pages has been rounded down to 19.9%.

The Reporting Persons disclaim beneficial ownership of the shares of Common Stock owned by Howard Winklevoss, the father of Tyler Winklevoss and Cameron Winklevoss.

Each of the Reporting Persons may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages and Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth in Items 3 and 4 of the Schedule 13D/A, no transactions in the shares of Common Stock have been effected by the Reporting Persons in the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares beneficially owned by such Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 3 is incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D filed with the SEC on October 16, 2025).

Exhibit 99.2 Asset Purchase Agreement, dated August 17, 2026, by and among the Company, Moria Mining, LLC, Winklevoss Treasury Investments, LLC and Cypherpunk Mining LLC (incorporated by reference to Exhibit 1.1 to the Issuer's Current Report on Form 8-K (File No. 001-37990) filed with the SEC on August 18, 2026).

Exhibit 99.3 Form of Pre-Funded Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K (File No. 001-37990) filed with the SEC on August 18, 2026).

Exhibit 99.4 First Amendment to Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-37990) filed with the SEC on August 18, 2026).

## Signatures
- Winklevoss Capital Fund, LLC: /s/ Cameron H. Winklevoss, By Winklevoss Capital Management, LLC, Its Manager, By Cameron H. Winklevoss, Manager (08/19/2026)
- Winklevoss Treasury Investments, LLC: /s/ William McEvoy, By William McEvoy, Manager (08/19/2026)
- Winklevoss Capital Management, LLC: /s/ Cameron H. Winklevoss, By Cameron H. Winklevoss, Manager (08/19/2026)
- Tyler Howard Winklevoss: /s/ Tyler H. Winklevoss, Tyler H. Winklevoss (08/19/2026)
- Cameron Howard Winklevoss: /s/ Cameron H. Winklevoss, Cameron H. Winklevoss (08/19/2026)